Transamerica Life Insurance Company
Home Office: Cedar Rapids, IA 52499
Administrative Office:
[4333 Edgewood Rd NE
Cedar Rapids, IA 52499] [(800) 238-4302)]

(Referred to as the Company, we, our, or us)

TERMINAL ILLNESS ACCELERATED DEATH BENEFIT ENDORSEMENT

We have issued this endorsement as a part of the policy to which it is attached. Except as otherwise specifically set forth below, it is subject to all of the terms of the policy.

NOTICE: Benefits advanced under this option may be taxable. As with all tax matters, you should consult a personal tax advisor to assess the impact of this benefit on you and on the policy.

The policy’s benefits and values, as well as any benefits and values provided by affected riders, will be reduced if an Accelerated Death Benefit is paid. Benefits and values (if applicable) include without limitation: face amounts of the base policy and of any affected riders, policy values, cash surrender values and Loan Balance. Payment of an Accelerated Death Benefit may affect eligibility for Medicaid or other government benefits and entitlements.

Endorsement Benefit

If the Insured becomes Terminally Ill while the policy and endorsement are in effect, you may elect to receive an Accelerated Death Benefit payment subject to the provisions of the policy and this endorsement and the following conditions:

1.
You must submit written certification by a Physician that confirms that the Insured is Terminally Ill with your Accelerated Death Benefit request. The certification must be made within 30 days of the Accelerated Death Benefit Request; and

2.	The Face Amount of the policy at the time of your Accelerated Death Benefit request must be at least $25,000; and
3.	If the policy has an expiry date, there must be at least two years remaining before the expiry date at the time you request to exercise the Accelerated Death Benefit; and
4.	We must receive the consent of all irrevocable Beneficiaries (if any) and all assignees (if any) in a form acceptable to us.

Amount of Accelerated Death Benefit

The Accelerated Death Benefit payment we make to you will be less than the amount of the Available Death Benefit which you request to accelerate. The Accelerated Death Benefit payment will be calculated as A – B – C – D where A, B, C, and D are determined as follows:

A.	The present value of the amount of the Available Death Benefit which you request to accelerate, which will be calculated as described below.

B.	Any amount necessary to provide insurance to the date of the Accelerated Death Benefit payment if we make the payment during a grace period.

C.	The Loan Balance, if any, at the time the Accelerated Death Benefit is paid, multiplied by the Election Percentage.

D.
An administrative charge for each Accelerated Death Benefit request. The administrative charge for each Accelerated Death Benefit request as of January 1, 2012 is $350, but will be subject to future increases based on cumulative annual cost-of-living increases as measured by the Consumer Price Index for All

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Urban Consumers (CPI) since January 1, 2012. In the event that the CPI is no longer published, a substantially similar index will be used.

Present Value of Accelerated Death Benefit

The present value of the Accelerated Death Benefit payment we make to you will be based on a discount which reflects the early payment of the Accelerated Death Benefit amount. We assume a 12-month period for this purpose. The annual interest rate we use will be a discount rate that is the greater of:

1.	The current yield on 90-day U.S. Treasury bills; or
2.	The policy loan interest rate.

Definitions
Accelerated Death Benefit is the payment of a death benefit prior to the death of the Insured. Accelerated Death Benefits paid reduce the face amounts of the policy and any affected riders and the death benefit payable to the Beneficiary(ies) upon death.

Available Death Benefit means the amount payable under the base policy upon the death of the Insured, including:
1.	in the case of a single life policy, the benefit payable under a Base Insured Rider, if any, provided the rider is more than two years from its expiry date; or
2.	in the case of a joint last survivor policy, the benefit payable under a Joint Insured Term Rider, if any, provided the rider is more than two years from its expiry date.
Available Death Benefit does not include amounts payable under any other riders not expressly named above, including, but not limited to, any Individual Insured Rider, Accidental Death Benefit Rider, Additional Insured Rider or Disability Waiver Rider.

Election Percentage means a percentage of the Available Death Benefit, selected by you, in accordance with the Minimum and Maximum Accelerated Death Benefit provisions.

Immediate Family Member means one of the following members of the Insured’s or owner’s family: spouse (including common law spouse) or civil union partner and anyone who is related to the individual or his or her spouse or civil union partner (including adopted, in-law and step-relatives). This includes a parent, grandparent, child, grandchild, brother, sister, aunt, uncle, first cousin, nephew or niece.

Insured means only the Insured covered under the policy and not any other individual covered under any additional endorsement or rider.

Physician means any person bearing the designation of Medical Doctor (M.D.) or Doctor of Osteopathy licensed within the United States and practicing within the scope of his or her license issued by the jurisdiction in which such person’s services are rendered. Physician does not include:
1.	You, the Insured, or an Immediate Family Member; or
2.	A person who lives with you, the Insured, or an Immediate Family Member; or

3.	A person in the same medical practice as you, the Insured, or an Immediate Family Member; or
4.	A business partner of you, the Insured, or an Immediate Family Member.

Terminally Ill means that the Insured has a medical condition, resulting from bodily injury or disease, or both, which is expected to result in the death of the Insured within 12 months of diagnosis.

The condition:

1.	must be first diagnosed by a Physician on or after the later of the Date of Issue of the policy or the Endorsement Date; and,
2.	must be demonstrated by clinical, radiological, laboratory or other evidence of the medical condition which is satisfactory to us; and
3.	must not be curable by any means available to the medical profession.

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Minimum Accelerated Death Benefit

The minimum Available Death Benefit you may accelerate because the Insured is Terminally Ill is $10,000.

Maximum Accelerated The maximum Accelerated Death Benefit you may accelerate because the Insured is

Death Benefit

Terminally Ill is equal to the lesser of:

1.	75% of the Available Death Benefit as of the first Accelerated Death Benefit payment; or
2.
$500,000, including all other Accelerated Death Benefits previously elected or currently under review under all policies, endorsements or riders issued by us or our affiliates on the life of the Insured.

Effect of the Accelerated Death Benefit Payment on the Policy

After an Accelerated Death Benefit is paid, the policy’s benefits and values, as those amounts exist on the date the Accelerated Death Benefit is paid, will be reduced by the Election Percentage. This includes the following amounts: face amounts of the base policy and any affected riders; policy values; cash surrender values and Loan Balance.

Any minimum required premium payable after the Accelerated Death Benefit is paid will also be reduced by the Election Percentage. The reduced premium will equal the appropriate premium applied to the reduced face amount plus any applicable policy fee.

At the time of payment, we will provide you with written confirmation to reflect the reduction of all values applicable to the policy and all benefits it provides.

Notice of Claim
We must receive a written Accelerated Death Benefit request at our Administrative Office within 60 days after the Physician’s diagnosis of the Terminal Illness, or as soon as reasonably possible. The request should include the name of the Insured, the policy number, and must be signed and dated by you. If the policy has an irrevocable beneficiary, that person(s) must also sign the request. If the policy is assigned, we must receive a completed and signed release of assignment.

Claim Forms
We will send you claim forms within 15 days of the date we receive written notice of a claim. If we do not do so, you will be considered to have complied with the Proof of Loss requirements by giving us a Physician’s certification acceptable to us and a written statement of the nature and extent of the Terminal Illness.

Proof of Loss
We must receive written proof of the Insured’s Terminal Illness before we make an Accelerated Death Benefit payment. This proof must include a properly completed claim form and a Physician’s certification acceptable to us. We may request additional medical information from the Physician submitting the certification or any Physician we consider qualified.

Physical Examination   While a claim is pending, we reserve the right to obtain a second medical opinion and to have the Insured examined at our expense. In the event that the second medical opinion differs from the diagnosis indicated by the Insured’s own Physician, a third mutually acceptable Physician may be consulted at our expense. The benefit will be payable according to the opinion of the third Physician.

Payment of Accelerated Death Benefit

After we have received proof of loss satisfactory to us, we will determine the Accelerated Death Benefit payment amount. We will send you a statement that informs you of the amount of the payment available. The payment amount will be less than the amount of the Available Death Benefit you request to accelerate. If you agree to the payment amount, we will pay you the amount of the Accelerated Death Benefit. If the Insured dies before any Accelerated Death Benefit payment is made, we will instead pay the entire death benefit of this policy in accordance with the policy provisions.

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Limitations
1. We will not pay any Accelerated Death Benefit under this policy for a Terminal Illness that is caused by or contributed to by, or results directly or indirectly from, a suicide attempt or intentionally self-inflicted injury while sane or insane.

2.	You may not request an Accelerated Death Benefit:

a)	if required by law to use the Accelerated Death Benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or
b)	if required by a government agency to use the Accelerated Death Benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.
c)
until there is only one surviving Joint Insured under a Joint and Last Survivor policy. Alternatively, if the policy is a Joint Life policy that pays an amount upon death of the first to die of the Joint Insured, an Accelerated Death Benefit is available if any of the Joint Insureds become Terminally Ill.

Termination                                This endorsement will terminate on the earliest of the following dates or events:

1.	The date the Maximum Accelerated Death Benefit has been accelerated, or the aggregate Maximum Accelerated Death Benefit of $500,000 under all policies, endorsements or riders has been reached; or
2.	The date the policy terminates; or
3.	The effective date of a settlement option elected under the Policy; or
4.	The date you elect to terminate this endorsement; or
5.	The date of the Insured’s death.

Reinstatement
If the policy is reinstated, this endorsement may be reinstated at the same time; however, we will not pay any benefit for a Terminal Illness that is first diagnosed by a Physician prior to the reinstatement date.

Consideration	We have issued this endorsement in consideration of the application and payment of the premiums. A copy of the application is attached to the policy.

Legal Actions
No legal action may be brought to recover any payment requested  under  this endorsement within 60 days after written proof of Terminal Illness has been given to us. No such action may be brought after three years from the time written proof of the Insured’s Terminal Illness has been given to us.

Incontestability                                The provisions of the policy relating to incontestability apply to this endorsement.

Tax Qualification
This endorsement is designed to provide a federal income tax-free Accelerated Death Benefit. To that end, the provisions of this endorsement and the policy to which it is attached are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions to the contrary. We reserve the right to amend this endorsement and the policy to which it is attached to reflect any clarifications that may be needed or are appropriate to maintain such qualifications, or to conform this endorsement and the policy to which it is attached to any applicable changes in the tax qualification requirements. You will be sent a copy of any such amendment.

Policy Statement	The Policy Statement for this policy will reflect payment of the Accelerated Death Benefit, if paid during the prior year, as well as resulting reductions and remaining benefits and values.

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No Dividends Are Payable

This endorsement does not participate in our profits or surplus.

Nonforfeiture Values                                         This endorsement does not have cash values or loan values.

Endorsement Date	The Endorsement Date of this endorsement will be the Policy Date, unless we inform you in writing of a different date.

Signed for us at our home office.

                                     /s/Craig D. Vermie                /s/Brenda Clancy
[Secretary]                                                                           [President]

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